UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One)

(X)	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002.

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ___________.

Commission File Number 1-5492-1

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Nashua Corporation Employees’ Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nashua Corporation
11 Trafalgar Square
Second Floor
Nashua, New Hampshire 03063

Nashua Corporation Employees’ Savings Plan

Financial Statements
and Supplemental Schedule

Years ended December 31, 2002 and 2001

A.	Financial Statements and Schedule:

	Report of Independent Auditors	1

	Audited Financial Statements

	Statements of Net Assets Available for Benefits	2
	Statements of Changes in Net Assets Available for Benefits	3
	Notes to Financial Statements	4

	Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	9

B.	Exhibits:

	23.1 Consent of Ernst and Young LLP
	99.1 Certification

Report of Independent Auditors

The Plan Administrator and Participants
Nashua Corporation Employees’ Savings Plan

We have audited the accompanying statements of net assets available for benefits of Nashua Corporation Employees’ Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

May 28, 2003

Nashua Corporation Employees’ Savings Plan

Statements of Net Assets Available for Benefits

	December 31

	2002	2001

Assets
Investments	$67,848,397	$78,592,818
Receivables:
Participant’s contributions	46	70,481
Employer’s contribution	265,035	192,372

Total receivables	265,081	262,853

Net assets available for benefits	$68,113,478	$78,855,671

See accompanying notes.

Nashua Corporation Employees’ Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31

	2002	2001

Additions
Interest and dividends	$1,701,159	$2,286,018
Transfer from Rittenhouse Employees’ Profit Sharing Plan and Trust (Note 1)	—	16,923,936

	1,701,159	19,209,954
Contributions:
Participant	2,933,090	3,150,271
Employer and profit sharing	1,219,658	1,203,272
Rollovers	393,995	214,499

	4,546,743	4,568,042

Total additions	6,247,902	23,777,996

Deductions
Benefits paid directly to participants	6,089,168	7,508,354
Net depreciation in fair value of investments	10,885,257	8,494,716
Administrative expenses	15,670	15,296

Total deductions	16,990,095	16,018,366

Net increase (decrease)	(10,742,193)	7,759,630

Net assets available for benefits at beginning of year	78,855,671	71,096,041

Net assets available for benefits at end of year	$68,113,478	$78,855,671

See accompanying notes.

Nashua Corporation Employees’ Savings Plan

Notes to Financial Statements

December 31, 2002

1.  Description of Plan

The following description of the Nashua Corporation Employees’ Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description and the Plan for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering eligible employees, as defined, of Nashua Corporation (the Company). The Plan was amended and restated effective January 1, 2002, to adopt various regulatory changes, as required by law. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan Merger

The Company acquired all outstanding shares of stock of Rittenhouse Paper Company (Rittenhouse) on April 17, 2000. On August 29, 2000, the Company’s Board of Directors voted to merge the Rittenhouse Employees’ Profit Sharing Plan and Trust into the Plan, and provide for immediate participation of participants, effective January 1, 2001. As a result, assets totaling $16,923,936 were transferred into the Plan in January 2001.

Contributions

Each year, participants may contribute from 1% up to 15%, 100% effective January 1, 2002, of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes 50% of the first 6% of base compensation that a participant contributes to the Plan. Additional amounts may be contributed by the Company at the option of the Board of Directors.

The Plan also provides that eligible employees of Rittenhouse may receive a profit sharing contribution, such amount, if any, determined by management of the Company and approved by the Board of Directors. For the years ended December 31, 2002 and 2001, profit sharing contributions were $216,257 and $139,676, respectively. Effective January 1, 2003, all Active Participants (as defined in the Plan) of all participating employers in the Plan are eligible for profit sharing contributions pursuant to a Plan amendment adopted on October 31, 2002.

Nashua Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

1.  Description of Plan (continued)

Upon enrollment, participants can direct their contributions and the Company’s matching contributions into any of the Plan’s fund options. Participants may change their investment options daily.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions, Plan earnings and Plan expenses, as applicable. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in all contributions, plus actual earnings thereon.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate commensurate with local prevailing rates, as determined quarterly by the Plan Administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service, death, disability or retirement, a participant may receive a lump-sum amount equal to the vested value of his or her account, or elect to receive other optional forms of payment as described in the Plan document.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Nashua Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

2.  Summary of Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value.

Investments in the Company stock fund are measured in units of participation and include shares of Company stock, short-term investments and, at times, receivables and payables arising from unsettled stock trades. The trustee determines a daily net asset value (NAV) for each unit outstanding based upon quoted market prices. The fair value of participation units owned by the Plan in the common/collective trust is based upon quoted redemption values on the last business day of the Plan Year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

Substantially all expenses of the Plan are paid by the Company. Certain expenses related to participant loans are paid by the Plan via a reduction of participant accounts.

Nashua Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

3.  Investments

During 2002 and 2001, the Plan’s investments (including investments purchased, sold and held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Net Appreciation
	(Depreciation) in Fair
	Value of Investments

	2002	2001

Nashua Corporation Common Stock Fund	$677,114	$403,167
Shares of mutual funds	(11,562,371)	(8,897,883)

	$(10,885,257)	$(8,494,716)

Investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits are as follows:

	December 31

	2002	2001

Fidelity Managed Income Portfolio	$17,906,794	$16,417,638
Fidelity Magellan Fund	12,442,693	17,734,339
Fidelity Freedom 2010 Fund	6,750,904	7,981,759
Fidelity Growth Company Fund	6,185,222	9,759,282
Spartan U.S. Equity Index Fund	3,837,634	5,657,986
Fidelity US Bond Index Fund	3,757,340	–
Fidelity Equity-Income Fund	–	4,087,763

Nashua Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

4.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 15, 2002, stating that the Plan, as submitted, is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended on October 31, 2002 primarily to provide that Active Participants (as defined in the Plan) of all participating employers in the Plan were eligible to receive profit sharing contributions made to the Plan. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

5.      Subsequent Events

On October 31, 2002, the Board of Directors approved changes to the Plan. Effective January 1, 2003, all Active Participants (as defined in the Plan) of all participating employers in the Plan are eligible for profit sharing contributions, effective January 1, 2003.

Supplemental Schedule

Nashua Corporation Employees’ Savings Plan

EIN: 02-0170100 Plan Number: 010

Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)

December 31, 2002

Identity of Issue, Borrower,	Description of	Current
Lessor or Similar Party	Investment	Value

Fidelity Management Trust Company:	*Fidelity Managed Income Portfolio, 17,906,794 shares	$17,906,794
	*Magellan Fund, 157,582 shares	12,442,693
	*Freedom 2010 Fund, 590,114 shares	6,750,904
	*Growth Company Fund, 174,625 shares	6,185,222
	*Spartan U.S. Equity Index Fund, l23,198 shares	3,837,634
	*Fidelity U.S. Bond Index Fund, 334,283 shares	3,757,340
	*Equity-Income Fund, 85,419 shares	3,388,593
	*Contrafund, 78,151 shares	3,016,625
	*Strong Advisor Common Stock Fund, 110,561 shares	1,765,654
	*Diversified International Fund, 94,958 shares	1,629,484
	*RHJ Micro Cap Fund, 80,838 shares	1,050,896
	*Freedom 2020 Fund, 55,814 shares	593,865
	*Freedom 2030 Fund, 31,996 shares	327,638
	*Freedom Income Fund, 21,144 shares	224,131
	*Freedom 2040 Fund, 25,272 shares	148,092
	*MSI Emerging Markets Fund, 12,453 shares	125,277
	*Capital and Income Fund, 12,808 shares	80,432
	*Freedom 2000 Fund, 6,401 shares	70,480
	*Spartan International Index Fund, 1,535 shares	30,920
	*Fidelity Retirement Money Market Fund, 90 shares	90

		63,332,764
Common Stock Fund	*Nashua Corporation Common Stock, 196,368 shares	1,724,111

Interest Bearing Cash	Cash	131,338

		1,855,449
*Participant Loans	5.75% to 13.5%	2,660,184

		$67,848,397

*     Indicates a party-in-interest to the Plan.

NASHUA CORPORATION EMPLOYEES’ SAVINGS PLAN. Pursuant to the requirements of the Securities Act of 1934, the Plan Committee of the Nashua Corporation Employees’ Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

NASHUA CORPORATION EMPLOYEES’ SAVINGS PLAN

Date: June 23, 2003	By /s/ John L. Patenaude John L. Patenaude Nashua Corporation Vice President – Finance, Chief Financial Officer and Treasurer